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                                                                  EXHIBIT (a)(8)

CONTACT:   Stockholder Relations
           214/874-2352

                                                           FOR IMMEDIATE RELEASE


                          CAPSTEAD MORTGAGE CORPORATION
                    ANNOUNCES $4.55 PER SHARE CASH TENDER OFFER
                FOR UP TO 10,000,000 SHARES OF ITS COMMON STOCK,
                    AN INVESTMENT 0F $51,200,000 BY FORTRESS
                                       AND
                         SPECIAL MEETING OF STOCKHOLDERS


         DALLAS - December 9, 1999 - Capstead Mortgage Corporation ("Capstead" or the "Company") (NYSE: CMO) today announced that its Board of Directors has authorized the Company to purchase up to 10,000,000 shares of its common stock for a cash purchase price of $4.55 per share, representing approximately 18 percent of the shares outstanding. The cash purchase price represents a premium of 21 percent over the December 8, 1999 closing price of $3.75. The tender offer will only be made pursuant to offering materials being distributed to stockholders and will commence on December 9, 1999 and expire at 5:00 p.m., New York City Time, on January 14, 2000 (unless extended). PaineWebber Incorporated is acting as Dealer-Manager for the tender offer. The Board of Directors is not making any recommendation to the stockholders as to whether or not they should tender any shares pursuant to the offer. Members of the Board of Directors and Executive Officers have agreed not to participate in the tender offer.

         The Company also announced that an affiliate of Fortress Investment Group LLC, a real estate investment and asset management company ("Fortress"), has made an aggregate investment of $51,200,000 in the Company through the purchase of 5,378,000 shares of Capstead's newly created $0.56 Cumulative Convertible Preferred Stock, Series C (the "Series C Preferred Stock") and 5,378,000 shares of Capstead's newly created $0.40 Cumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock") (together, the "Preferred Stock") for $4.76 per share. The Series C Preferred Stock is convertible into one share of common stock and has a liquidation preference of $6.89. The Series D Preferred Stock is convertible into one share of common stock and has a liquidation preference of $4.76. This investment by Fortress represents an ownership interest in Capstead of approximately 16 percent, assuming the conversion of the Preferred Stock. Further assuming the successful completion of the 10,000,000 share tender offer, this investment will represent an ownership interest in Capstead of approximately 19 percent. The successful completion of the tender offer and the investment by Fortress, considered together, is not expected to have a material dilutive effect on the Company's book value per common share.

         In connection with this investment by Fortress, Capstead's Board of Directors (i) approved an immediate increase in the number of Directors serving on Capstead's Board from six to eight and appointed Mr. Wesley R. Edens, Chief Executive Officer and Chairman of Fortress, and Mr. Robert I. Kauffman, President of Fortress, to fill the newly created vacancies on the Board and (ii) authorized the Company to enter into a Supplemental Agreement to the Stock Purchase Agreement (the "Supplemental Agreement") with Fortress. The Supplemental Agreement provides




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that upon Capstead's stockholders' ratification of certain matters contained in the Supplemental Agreement at a special meeting of stockholders to be held by April 30, 2000, (i) the Board of Directors will be reconstituted to consist of four directors appointed by Fortress and three directors appointed by Capstead, with Mr. Edens serving as Chairman and Chief Executive Officer and Mr. Ronn K. Lytle serving as Vice Chairman and (ii) Fortress will acquire 5,000,000 shares of Capstead common stock by means of either open-market purchases, the conversion of some portion of the Preferred Stocks, or some combination thereof, within six months of the special meeting. If this requirement to acquire the common shares is fulfilled through open-market purchases, then the total investment by Fortress will represent an ownership interest in Capstead of approximately 23 percent before and 27 percent assuming, the successful completion of the 10,000,000 share tender offer, calculated assuming conversion of the Preferred Stock.

         Capstead is currently considering modifying its investment strategy to replace a portion of its existing mortgage investments with a diversified portfolio of credit sensitive commercial and residential mortgage-backed securities, most of which are expected to be "investment grade" at the time of purchase as determined by national rating agencies. This proposed strategy is intended to improve the Company's earnings prospects while providing more stability during periods of increased interest rate volatility. The sale or other disposition of some of the Company's mortgage investments in order to implement this proposed strategy could result in the recognition of a portion of the losses currently reflected in the Company's balance sheet. There can be no assurance as to what extent, if any, this proposed strategy will be implemented and if implemented, whether or not it will be successful in meeting the Company's goals.

         Capstead will hold the above mentioned special meeting of stockholders for the purpose of voting on (i) ratification of certain matters contained in the Supplemental Agreement, which will have the effect of approving a new Board of Directors for Capstead and (ii) approval of a 1-for-2 reverse stock split of the Company's common stock. A detailed description of the proposals will be provided in a proxy statement expected to be distributed to stockholders by mid-February 2000.

         Commenting on the investment by Fortress and the proposed changes to the Board of Directors, Mr. Lytle, Chairman and Chief Executive Officer of Capstead, said, "We are at a crossroad in determining the future direction of the Company. Our current strategy of exclusively managing residential mortgage assets to achieve reasonable investment returns has proven very difficult. It is my belief that new leadership with experience in other facets of real estate investing will help to give our Company the opportunity to succeed over the long term. Mr. Edens, with his 16 years experience in the capital markets and real estate-related investments, and the organizations with which he has been associated, has achieved a considerable level of financial success. And with Fortress' considerable ownership interest in Capstead, I believe Fortress' interests are very well aligned with the interests of our stockholders."

         Mr. Edens, Chairman and Chief Executive Officer of Fortress, added, "We believe there are excellent opportunities currently available in the real estate debt markets and we expect that our real estate investment experience coupled with Capstead's experience in the residential mortgage finance industry and strong organizational infrastructure will position the Company to improve and stabilize shareholder returns. We believe that Fortress' substantial equity investment provides an alignment of interest with the shareholders of the Company and we are very excited about the future prospects of the Company."


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         Fortress is a real estate investment and asset management company headquartered in New York. Fortress manages approximately $760 million of private equity and focuses on undervalued and distressed real estate, both domestic and international.

         Capstead Mortgage Corporation, a mortgage investment firm with assets of over $9 billion, earns income from investing in mortgage assets and other investment strategies.

         Note: This document contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that inherently involve risks and uncertainties. The Company's actual results and liquidity can differ materially from those anticipated in these forward-looking statements because of changes in the level and composition of the Company's investments and unforeseen factors. As discussed in the Company's filings with the Securities and Exchange Commission, these factors may include, but are not limited to, changes in general economic conditions, the availability of suitable investments, fluctuations in and market expectations for fluctuations in interest rates and levels of mortgage prepayments, deterioration in credit quality and ratings, the effectiveness of risk management strategies, the impact of leverage, liquidity of secondary markets and credit markets, year 2000 compliance failures, increases in costs and other general competitive factors.




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